October 9, 2019

Kenneth J. Lovik
Executive Vice President and Chief Financial Officer
First Internet Bancorp
11201 USA Parkway
Fishers, IN 46037

       Re: First Internet Bancorp
           Registration Statement on Form S-3
           Filed October 3, 2019
           File No. 333-234082

Dear Mr. Lovik:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    W. Jason Deppen, Esq.